UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
_____________________
System1, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Christopher Stephen Phillips
c/o Just Develop It Limited
Larch House Parklands Business Park
Denmead, Hampshire PO7 6XP
United Kingdom
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2023
(Date of Event Which Requires Filing of this Statement)
_____________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Just Develop It Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,672,586 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,672,586 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,672,586 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.95% (1)
14.	Type of Reporting Person (See Instructions) CO
(1)This percentage is calculated based upon 93,606,858 shares of Class A Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q, filed with the Securities Exchange Commission on August 9, 2023.

CUSIP No. 87200P109

1.	Names of Reporting Persons Christopher Stephen Phillips
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,672,586 shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,672,586 shares (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,672,586 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.95% (2)
14.	Type of Reporting Person (See Instructions) IN
(1)Consists of 18,672,586 shares of Class A Common Stock held directly by Just Develop It Limited (“JDIL”). JDIL’s controlling stockholder is Christopher Phillips, and Christopher Phillips is also a director of JDIL. Mr. Phillips has voting and dispositive power over the securities held by JDIL, but, disclaims beneficial interest in such shares except to any pecuniary interest therein.
(2)   This percentage is calculated based upon 93,606,858 shares of Class A Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q, filed with the Securities Exchange Commission on August 9, 2023.

Explanatory Note

This Amendment No. 6 amends the Schedule 13D filed with the SEC on February 8, 2022, Accession No. 0001805833-23-000093, as amended on each of May 5, 2022, August 17, 2022, September 8, 2022, September 27, 2022, and June 21, 2023 (collectively, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of System1, Inc. (the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 6 to the Schedule 13D. Except as otherwise specified in this Amendment No. 6, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as set forth below.

The description of the Proposed Transaction set forth and defined in Item 4 of this Schedule 13D, is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the consideration payable will be obtained through Reporting Person’s existing resources, including cash on hand, as well as committed financing on market terms.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below.

On September 1, 2023, following certain informal, exploratory discussions between the Reporting Person and the Issuer, the Reporting Person delivered a non-binding indication of interest (the “Indication of Interest”) to the Issuer, in which the Reporting Person proposed a possible acquisition of Total Security Limited (f/k/a Protected.net Group Limited, the “Company”) from the Issuer (the “Proposed Transaction”). The purchase consideration will consistent of (i) $240 million of cash delivered to the Issuer at closing, (ii) the repurchase or redemption of approximately 29 million shares of Class A common stock of the Issuer currently owned by certain affiliates of the Reporting Person, and (iii) the assumption by the Reporting Person, or cancellation by the Issuer, of earnout payments owed to certain affiliates of the Reporting Person ((i)-(iii) collectively, the "Purchase Consideration"). The foregoing description of the Indication of Interest does not purport to be complete and is qualified in its entirety by reference to the full text of the Indication of Interest, which is filed as Exhibit 1 hereto.
While the Reporting Person believes the Purchase Consideration represents a fair value for the Company, the ultimate terms of a transaction, including purchase price, will be determined through negotiations between the Reporting Person and the Board of Directors of the Issuer, and accordingly there can be no assurance that an agreement for a transaction will be entered into or that the terms of any such transaction will not differ materially from the terms contemplated by the Indication of Interest.
The Reporting Person may at any time, or from time to time, amend, pursue, or choose not to pursue the Potential Transaction; change the terms of the Potential Transaction contemplated by the Indication of Interest, including the price, conditions, or scope of the Potential Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Potential Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

Item 5. Interest in Securities of the Issuer
Subsection (a) of Item 5 of the Schedule 13D is hereby amended and supplemented as set forth below.
(a) See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. JDIL beneficially owns 18,672,586 shares of Class A Common Stock. JDIL’s beneficial ownership percentage is approximately 19.95% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based upon 93,606,858 shares of Class A Common Stock outstanding as of August 3, 2023.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Indication of Interest, dated as of September 1, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2023

JUST DEVELOP IT LIMITED

By:    /s/ Christopher Stephen Phillips
Name: Christopher Stephen Phillips
Title: Director

CHRISTOPHER STEPHEN PHILLIPS

/s/ Christopher Stephen Phillips